Exhibit 2.2

INTELLECTUAL PROPERTY SECURITY AGREEMENT

This INTELLECTUAL PROPERTY SECURITY AGREEMENT, dated as of June 1, 2005 (the “Agreement”) between BRIDGE BANK, NATIONAL ASSOCIATION (“Lender”) and Implant Sciences Corporation (“Grantor”), is made with reference to the Business Financing Agreement, dated as of June 1, 2005 (as amended from time to time, the “Financing Agreement’), among Lender, C Acquisition Corp. and Grantor. Terms defined in the Financing Agreement have the same meaning when used in this Agreement.

For good and valuable consideration, receipt of which is hereby acknowledged, Grantor hereby covenants and agrees as follows:

To secure the Obligations under the Financing Agreement, Grantor grants to Lender a security interest in all right, title, and interest of Grantor in any of the following, whether now existing or hereafter acquired or created in any and all of the following property (collectively, the “Intellectual Property Collateral”):

(a)  registered copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret, now or hereafter existing, created, acquired or held (collectively, the “Copyrights”), including the Copyrights described in Exhibit A;

(b)  claims for damages by way of past, present and future infringement of any of the rights included above, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the intellectual property rights identified above;

(c)  licenses or other rights to use any of the Copyrights and all license fees and royalties arising from such use to the extent permitted by such license or rights;

(d)  amendments, renewals and extensions of any of the Copyrights and

(e)  proceeds and products of the foregoing, including without limitation all payments under insurance or any indemnity or warranty payable in respect of any of the foregoing.

The rights and remedies of Lender with respect to the security interests granted hereunder are in addition to those set forth in the Financing Agreement, and those which are now or hereafter available to Lender as a matter of law or equity. Each right, power and remedy of Lender provided for herein or in the Financing Agreement, or now or hereafter existing at law or in equity shall be cumulative and concurrent and shall be in addition to every right, power or remedy provided for herein, and the exercise by Lender of any one or more of such rights, powers or remedies does not preclude the simultaneous or later exercise by Lender of any other rights, powers or remedies.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GRANTOR:	LENDER:

IMPLANT SCIENCES CORPORATION	BRIDGE BANK, NATIONAL ASSOCIATION

By:	By
Name:	Name:
Title:	Title:

Address for Notices:	Address for Notices:
107 Audubon Road, # 5	Attn: Mike Field
Wakefield, MA 01880	2120 El Camino Real
Santa Clara, CA 95050
Tel: (781) 246-0700	Tel: (408) 556-6501
Fax:(408) 423-8510
Fax: (781) 246-3561

EXHIBIT A

COPYRIGHTS

	Registration/	Registration/
	Application	Application
Description	Number	Date